UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting of the Company

An extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”) of Spotify Technology S.A. (the “Company”) will be held at 4:00 p.m. Luxembourg time on January 8, 2020 at Arendt House, 41A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. The Convening Notice and Proxy Statement to the Extraordinary General Meeting, the form of proxy to be solicited by the Company, and the notice of the Extraordinary General Meeting provided to the Company’s shareholders and holders of beneficiary certificates are each attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convening Notice and Proxy Statement for Extraordinary General Meeting

99.2	Form of Proxy Card for Extraordinary General Meeting

99.3	Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: December 3, 2019	By:	/s/ Horacio Gutierrez
	Name:	Horacio Gutierrez
	Title:	General Counsel